Filed by People’s United Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc.

Commission File No.: 001-33326

Date: March 2, 2021

People’s United Employee FAQs

Following the official announcement of our merger with M&T Bank last week, we know you likely have many questions. The following FAQs reflect the questions we have received directly from employees bank-wide this week. While they may not provide complete clarity, we are hopeful the responses will begin to shed some light on what you can expect in the months to come.

We encourage you to continue to share your questions with us through our dedicated employee merger mailbox (HRMTAcqQuestions@peoples.com), which we are reviewing daily. While we may not answer every question individually, it is helpful for us to understand the overall themes that are arising to incorporate into future communications.

We recognize that there is still much uncertainty and we ask for your patience as we work though the transition period. We are committed to communicating with you as often as we can with transparency.

1.	I have heard both the terms merger and acquisition being used in reference to the announcement. What is the difference between the two terms and will People’s United merge with, or be acquired by M&T?

An acquisition occurs when one corporate entity purchases the stock or assets of another corporate entity. At the end of the transaction, there are still two corporate entities in existence.

In a merger, one corporate entity is merged with and into another, and all the assets, liabilities, employees, customers, etc. of one entity become a part the second entity. At the conclusion, only one corporate entity remains in existence.

A merger often occurs as a second step of an acquisition, which is the case for People’s United. The Bank announced it has signed an agreement to be acquired by M&T. After close, the two entities will merge into one, operating under the M&T name post close. Moving forward we will be using the term “merger” in our communications.

2.	When will I find out if I have a role with M&T, and how will I be notified?

Over the next few months, we will be working with M&T to determine staffing needs post-closing. As stated in earlier communications, and by Jack Barnes and M&T’s CEO René Jones during their recent joint Town Hall, a large component of the value proposition for M&T is our people and their relationships with our customers.

M&T will be taking a thoughtful approach to determining future staffing needs for the combined organization and plans to meet with as many employees as possible, as well as work with our leadership team to better understand employees’ current roles, responsibilities, and experience.

Once decisions have been made, which again we expect will take several months, M&T will notify employees of their future job status. We will continue to update you as we get a better sense of timing when this will occur.

3.	If I am not offered a role with M&T, what will my severance package be?

In the event there is not a future role for you with M&T, impacted employees will be eligible to receive severance benefits including two weeks per year of service with a minimum of 12 weeks and a maximum of 52 weeks, in addition to health coverage continuation and career transition services.

Internal Reference Only – not for customer distribution

People’s United Employee FAQs

4.

I have heard there is a “change in control” severance plan that was previously developed that only legacy People’s United employees are eligible for – is this true, and if so, what information can you provide?

We became aware through the due diligence process with M&T that a change in control severance plan was developed and approved by People’s Bank’s Board under the leadership of then CEO John Klein in 2007 as part of the second step conversion.

This severance plan is only for legacy People’s United employees that were employed on or before April 16, 2007 and had no break in service thereafter. We have identified a small group of employees who would be eligible under this legacy plan and in the event those employees’ jobs are impacted by the merger, they will be notified directly as to the details of their severance benefits under this plan.

5.	If my position is eliminated will I be eligible to receive unemployment benefits even though I am receiving severance?

Impacted employees will be eligible to submit a claim for unemployment benefits. Decisions on eligibility for unemployment benefits are made by each state.

6.	What happens if I am offered a position with M&T and choose not to accept?

Our hope is that employees will be excited about working for M&T. Employees who decline an offered position from M&T will not be eligible for severance unless the position is substantially different from the employee’s current position.

7.	Will any job impact as part of the announced merger occur before the close of the transaction?

Job consolidation directly related to the merger with M&T Bank will not occur at any time before the close of the transaction. The transaction is expected to occur in the fourth quarter of 2021, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company.

8.	If there is an open position on the M&T website that I am interested in, can I apply for the position?

Employees may apply for open positions that are posted by M&T. With that being said, management from both People’s United and M&T will continue to evaluate open positions, and where there is an opportunity for a People’s United employee to transition to M&T, we will look to do that.

9.	What happens if I leave People’s United Bank before the closing of the deal?

If you voluntarily leave before the merger with M&T, we will follow the same People’s United Bank policies and procedures currently in place and you will forfeit your eligibility for severance that might otherwise be payable to you as a result of the merger.

10.	Where can I learn more about M&T’s benefit programs?

M&T provides comprehensive benefits to its employees which are comparable to benefits offered to People’s United employees. M&T HR representatives will provide information regarding their benefit programs at the appropriate time. There will be no gap in coverage and service with People’s United Bank (including acquired banks) will be credited.

Internal Reference Only – not for customer distribution

People’s United Employee FAQs

11.	What happens to my outstanding People’s United shares when the deal closes?

At closing, your outstanding shares of People’s United Financial, Inc. stock will be converted to shares of M&T Bank Corporation (MTB) stock, adjusted by the exchange ratio (0.118). Additional and more detailed information for those who participate in People’s United Bank’s LTIP will be provided directly to participants.

Additional Information and Where to Find It

In connection with the proposed transaction, M&T Bank Corporation (“M&T”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a joint proxy statement of People’s United Financial, Inc. (“People’s United”) and M&T. INVESTORS AND SHAREHOLDERS OF PEOPLE’S UNITED AND M&T AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLE’S UNITED, M&T AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about People’s United and M&T, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202, or Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of People’s United and M&T in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are based on current expectations, estimates and projections about People’s United’s and M&T’s businesses, beliefs of People’s United’s and M&T’s management and assumptions made by People’s United’s and M&T’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and People’s United’s and M&T’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between People’s United and M&T; the outcome of any legal proceedings that may be instituted against People’s United or M&T; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; and the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where People’s United and M&T do business. People’s United provides further detail regarding these and other risks and uncertainties in its 2019 Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and People’s United does not assume any duty and does not undertake to update forward-looking statements.

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Internal Reference Only – not for customer distribution